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                              October 29, 2021

       Richard Lindahl
       Chief Financial Officer
       Emergent BioSolutions Inc.
       400 Professional Drive Suite 400
       Gaithersburg, Maryland

                                                        Re: Emergent
BioSolutions Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 10-Q for the
Fiscal Quarter Ended June 30, 2021
                                                            Response dated
September 30, 2021
                                                            File No. 001-33137

       Dear Mr. Lindahl:

              We have reviewed your September 30, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 18, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations Results
       of Operations
       Contract Development and Manufacturing Services, page 58

   1. Refer to your response to comment 6 and the proposed disclosure in response to comment
                                                        4 with respect to the
status of the AZ contract. You state that you are in negotiations with
                                                        AZ to settle your
contract and have not included revenue associated with the performance of any future services
for AZ in the unsatisfied performance obligation disclosure. Please address the following:
 Richard Lindahl
FirstName LastNameRichard
Emergent BioSolutions Inc. Lindahl
Comapany
October 29,NameEmergent
            2021          BioSolutions Inc.
October
Page 2 29, 2021 Page 2
FirstName LastName
                As previously requested, please clarify in your proposed disclosure how your results of operations have been and are expected to be affected in the future for the renegotiation of the AstraZeneca contract. In this regard, we note the increase in selling, general and administrative expenses in the six months ended June 30, 2021 compared to the prior period of $15.2 million and the $12 million spent to remediate and strengthen the manufacturing process at the Bayview site referred to in your earnings call. In addition, it is unclear if there was any lost revenue and related cost of sales relating to the AZ contract.
                Clarify in the filing the nature of the renegotiation, which appears to be a termination of the contract, and the status thereof. Specifically state that AZ's period of performance was from July 2020-September 2020 and you will not be recording any future revenues for the AZ contract.
                Tell us why additional disclosure is not required in the notes to the financial statements.
Gross Profit Margin for Product Sales and CDMO services, page 59

2. We note your response to our prior comment 2 and your proposed disclosures. Your arguments, including your references to your prior response, focused on the manufacturing of bulk drug substances and drug products. Your recent revision of your revenue recognition policy for the drug substance batch production indicated a different pattern for control transfer under ASC 606. Furthermore, your business has also evolved to include a large portion of suite reservation operation, which appears to be bearing a significantly higher margin. Please tell us how you determined that disclosure of your costs related to the CDMO service was not required by Article 5 of Regulation S-X which requires separate disclosure of cost of tangible goods sold, cost of services, and expenses applicable to rental income if their related revenue is over 10% net sales and gross revenues. In addition, please clarify that you will separately present your leasing income on the face of the income statement.
Consolidated Financial Statements
17. Segment Information, page 105

3. We note your response to our prior comment 5. Please respond to the following comments relating to your segment presentation under ASC 280:

                Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.
                If not already covered by your response to bullet 1, describe the information regularly provided to the CODM and how frequently it is prepared. More specifically, clarify if any business units performance results are presented, or discussed, as part of, or outside of the consolidated company-wide performance presentation that the
              CODM reviews.
 Richard Lindahl
Emergent BioSolutions Inc.
October 29, 2021
Page 3
                Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
                Also describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

       You may contact Li Xiao at (202) 551-4391 or Mary Mast at (202) 551-3613 with any questions.



FirstName LastNameRichard Lindahl                              Sincerely,
Comapany NameEmergent BioSolutions Inc.
                                                               Division of
Corporation Finance
October 29, 2021 Page 3                                        Office of Life
Sciences
FirstName LastName